Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Gin & Luck Inc.

(Exact name of registrant as specified in its charter)

Commission File No. 024-11463

Delaware	83-0906953
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3756 W. Avenue 40, Suite K #278 Los Angeles, CA	90065
(Address of principal executive offices)	(Zip Code)

(213) 613-0464
Registrant’s telephone number, including area code

Series B Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “Gin & Luck,” “we,” “us,” “our,” or “the company” refers to Gin & Luck Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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Item 1. Business

Overview

Gin & Luck Inc. is a subchapter-C corporation organized on October 8, 2020 under the laws of the State of Delaware, and headquartered in Los Angeles, California. The organization of the company was undertaken in connection with converting the company from a Delaware limited liability company named Gin & Luck LLC to a Delaware corporation named Gin & Luck Inc. The company was formed to acquire and act as a holding company for entities associated with the Death & Co brand and Proprietors LLC. The company was originally formed as a Delaware limited liability company named Gin & Luck Opportunity Fund LLC.

In October of 2018, David Kaplan, Alex Day, Devon Tarby, and Ravi Lalchandani combined Death & Company and Proprietors LLC to form Gin & Luck, a full-scale hospitality group. This move allowed an alignment of ownership interest across Proprietors LLC, their management and consulting arm, and Death & Co, their flagship brand (the “Reorganization”).

Our Business

Gin & Luck is a cocktail focused hospitality group whose primary business is:

•	Creating owned cocktail driven food & beverage (“F&B”) destinations in leased spaces
•	Hotel development and management
•	Branded and cocktail themed e-commerce retail services
•	Hotel F&B program management services
•	Cocktail recipe book writing

Company History

In 2005, David Kaplan moved to East 7th Street in the East Village, renting an apartment above the then wine bar, The Bourgeois Pig, owned by Ravi Lalchandani. The two became friends and looked to open a business together, soon finding a space just a block over on East 6th St — a space that would eventually become Death & Company. The pair opened the bar on New Years of 2006/07, and days later the Death & Company appeared on the front page of New York Times Sunday Styles section.

Shortly after opening, Alex Day joined the bar team, starting with just one Sunday swing shift and moving up the ranks from there. Alex and David found a quick working relationship and formed Proprietors LLC in 2008, a new company with a focus on consulting in the cocktail bar space. That same year, they signed their first client in Philadelphia, designing and opening The Franklin near Rittenhouse Square – a bar that would become a nationally recognized institution, receiving multiple James Beard nominations, press, and ushering in a new era of cocktail bars for Philadelphia. David and Alex moved to Los Angeles in 2010 to pursue expansion of their consulting business. There, they met Devon Tarby, then a rising star in the LA bar scene and a bartender at lauded cocktail destination The Varnish. Recognizing her talent, Alex and David asked Devon to join the company almost immediately.

Affiliated Entities

Little Hands Play Café, Inc. (dba Death & Co. is an S corporation incorporated on April 30, 1996 under the laws of the State of New York, and headquartered in New York, New York. The entity operated a critically acclaimed and award-winning bar in New York’s East Village, that specializes in the formulation of original new era cocktails until November 9, 2018 until which time it entered into a contribution agreement as outlined.

Prior to the Reorganization on November 9, 2018, Little Hands Play Café, Inc. entered into a contribution agreement with Death & Co East Village LLC, in which Little Hands Play Café, Inc. transferred all assets to Death & Co East Village LLC, in exchange for 100% membership interest in Death & Co East Village LLC. Subsequent to the transaction described in the previous sentence, Little Hands Play Café Inc. contributed all of its ownership in Death & Co East Village LLC to Gin & Luck on November 9, 2018 in exchange for a certain amount of Common Units equating to 8.327% of ownership in The company at present time. Thereafter, Little Hands Play Café Inc. functions solely as a passive stockholder of Gin & Luck Inc.

The company’s mailing address is 3756 W. Avenue 40, Suite K #278, LA CA 90065. The company’s website is http://www.ginandluck.com.

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Principal Products and Services

Brick & Mortar

The company builds out, opens and operates leased spaces in major markets. As of December 31, 2021, the company operates the following four Death & Co. branded locations:

•	Death & Co New York

The company’s flagship bar opened on New Year’s Eve 2006/07, It operates as cocktail bar, open in the evenings serving cocktails and food.

•	Death & Co Denver

In May of 2018, Death & Co Denver opened in The Ramble Hotel, marking the company’s first foray into full-service food, beverage and hotel integration. Death & Co Denver comprises various concepts, sprawling over 12,000 sq.ft and including five bars.

•	Death & Co Los Angeles

The company most recently opened Death & Co Los Angeles in December 2019, in the booming Arts District, adjacent to the Downtown neighborhood. The three thousand-square-foot space is a return to certain aspects of the New York City flagship; it is an independent property not affiliated with a hotel, minimal food service, and a similar look and feel to the original Death & Co, but with greater revenue potential from two bar rooms and a larger capacity.

•	G&L Maine (DBA The Danforth)

Opened in July of 2022 in Portland, Maine.

B to B Consulting

Our consulting arm is branded Proprietors LLC Consulting. Proprietors LLC is a B to B consulting company focusing on bar programs for opening bars, restaurants, hotels, theatres and more. Over the past ten years, prominent clients, such as Hilton, Arclight Cinemas, Lettuce Entertain You and MGM, have hired Proprietors to design their bar spaces, cocktail programs, and to train their staffs. The company is currently winding down with its last few consulting contracts. Moving forward the company will focus the bulk of its resources on fully owned projects, only accepting the occasional consulting opportunity.

Management Services

The company provides F&B management services to hotels, creating new bar and restaurant concepts, opening and operating them to budget. Hotel ownership contracts the company to create and/or run F&B operations, inclusive of design direction, opening logistics, training, and offerings programming for a set period of time, between five and ten years. These operations operate similar to Brick & Mortar operations (as described above). The company receives an up-front fee for pre-opening services, followed by a percentage of gross revenue and a percentage of net income. Requiring no up-front capital and typically living in a larger project, such as a hotel. Currently the company has one active contract to provide these services, the February 7, 2020 Management Agreement with Haymax Lodging LLC, a Delaware limited liability company.

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Hotel Services

“Midnight Auteur” is the common name for the company’s hotel pursuits in partnership with Ryan Diggins of The Ramble and his company Gravitas. The company’s subsidiary G&L Hotel Holdings LLC entered into materially identical limited liability company operating agreements with Gravitas to seek out (business development) purchase (acquisition), and develop and operate (manage) hotel properties inclusive of their F&B. The joint venture Gravitas is structured as two separate limited liability companies, named M/A Capital Ventures LLC, a Colorado limited liability company, and Midnight Auteur, LLC a Colorado limited liability company each of which is owned and managed 50% by Gin & Luck Hotel Holdings LLC and 50% by Gravitas. The company has been working closely with Diggins and Gravitas over the past 3+ years and feels that there is strong alignment in all areas between the companies and their founders.  The endeavor has two key parts: the real estate acquisition of the hotel property as an investment, of which the goal is an eventual sale; and then the management contract for that hotel property. The company has two Midnight Auteur projects in process, one in Savannah which will be developed into a 44 room hotel with three F&B outlets, the other in Bozeman Montana with 80 to 88 rooms and two F&B outlets.

Ready to Drink

Death & Co Proprietors LLC has a Licensed & Formulation Consulting Agreement for a new line of Death & Co ready to drink canned and bottled cocktails currently in distribution for both on and off premise.

Retail Market

Gin & Luck Inc. operates DeathandCompanyMarket.com –an online retail shop for bar related products and Death & Co branded goods. Death and Company Market was launched in 2019 and has steadily grown both our product mix and our sales. The business was positively impacted by the pandemic with retail sales increasing +352 % from 2019 to 2020.

Books

The company, along with co-author Nicholas Fauchald has completed writing their third book, the second with the Death & Co brand, and the first that will be company owned. The company does not own the right to the previous two books; however, those books have helped increase our brand awareness. They are:

•	Death & Co: Modern Classic Cocktails. Since its 2014 release, Death & Co: Modern Classic Cocktails has gone on to become one of the best-selling cocktail books of all time, making the Death & Co brand a household name. The book was nominated for an IACP Global Design Award, a James Beard Award, and a Tales of the Cocktail Spirited Award for Best New Cocktail Book
•	Cocktail Codex: Fundamentals, Formulas, Evolutions. On October 30, 2018, Cocktail Codex: Fundamentals, Formulas, Evolutions was released to immediate acclaim. Cocktail Codex was nominated for Best Beverage Book by the James Beard Awards, and won Book of the Year, the first beverage book in the category to take home the prize. Cocktail Codex also won for Best New Cocktail Book at the Tales of the Cocktail Spirited Awards.

Our Competitive Edge

Gin & Luck’s competitive edge consists: (a) in its consistently successful efforts, also through Death & Co, to attract the market’s best hospitality talent by offering healthcare and other benefits and going the extra mile to protect its reputation as best-in-class employer, (b) in the brand resonance with the Death & Co mark that extends beyond our bars’ physical locations as demonstrated by annual media impression statistics, our social media following, book sales and overall reputation within the hospitality industry. Furthermore, our affiliated consulting entity, Proprietors LLC, has advised several businesses on refining training and management practices and other operational guidance. We have helped our clients with opening between five and ten properties a year over the past ten years adding further value to the Gin & Luck brand and increasing our advantage over competitors.

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Target Customer

The Brick & Mortar customer base resides primarily in dense urban markets with thriving food and beverage scenes. Our target customers travel extensively, have a mid- to high-level of disposable income and seek out new experiences regularly. The company’s core clientele has historically ranged between early twenties and mid-forties, but due to the brand’s penetration of mass culture, the company’s demographics have often skewed into the sixties and seventies.

According to Instagram analytics the majority of Death & Co handle’s followers are from New York, London, Los Angeles, Denver, London, and Chicago. Approximately 60% of our followers are male, with in-store customer demographics skewing differently with approximately 55% female guests.

The Industry

According to the Distilled Spirits Council of the U.S. (DISCUS), the national trade association representing leading producers and marketers of distilled spirits sold in the U.S., supplier sales in the U.S. were up 5.3% in 2019, increasing by $1.5 billion, to a new record of $29 billion. Bars and Nightclubs represented a $22.91 billion market size in 2021 and it was expected to grow to $26.67 billion in 2022.

Marketing

We lean heavily on our public relations, with over 3.8B media impressions in 2021 and over 4.6B in 2022 as well as our social media handles, with over 287,000 followers on our Death & Co Instagram handle.

Competition

Currently we compete in the food & beverage industry, hotel industry, and online e-commerce as well as consulting services for the food & beverage industry.

For destinations, we compete with other restaurants and bars in the areas that we serve, including several other companies focused on becoming nation cocktail groups, including: BarLab Hospitality Group, Employees, Nomad Bars, Dead Rabbit and Attaboy.

On the consultancy side there are a number of competitors that we feel offer similar services including, Alchemy Consulting, and the consulting arms of the Cocktail Academy and BarLab.

Employees and Contractors

As of the date of this Annual Report, Gin & Luck employs a staff of 162 employees.

Gin & Luck Corporate: 11

D&C East Village: 18

D&C Denver: 78

D&C Los Angeles: 29

G&L Maine: 26

Regulation

Currently, the company has obtained state and city liquor licenses for all of its establishments in New York, Colorado and California. In addition, we have obtained all health department and food service licenses necessary to operate Death & Co bars in New York City, Denver and Los Angeles. We have also obtained state and city liquor licenses for The Danforth in Portland Maine as well as all health department and food service licenses necessary. Where necessary, we have obtained and maintained elevator and fire department certifications, required annually.

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Intellectual Property

Below represents are intellectual property as of February 28, 2023:

Registered United States Trademarks

“Death & Co “ – Reg # 3870825 – Class 43

“Death & Co Market” – Reg #6090097 – Class 35

“Coat of Arms Logo Mark” – Reg #6085460 – Class 43

Registered Canadian Trademarks

“Death & Co” – Application # 1796755 – Class 43

EU Trademarks

“Death & Co” – Intl Reg # 1504265

Pending Trademarks

“Death & Co” – Ser #88710457 – Class 16

“Death & Co” – Ser # 88031240 – Class 33

“Spirit & Bell” – Ser # 8851085 – Class 43

Legal Proceedings

We know of no existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

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Item 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors discussed elsewhere in this Annual Report.

Overview

Gin & Luck, LLC was formed as a Delaware limited liability company (LLC) on June 9, 2017. It is headquartered in Los Angeles, California, and as of December 31, 2020, operates four bar and restaurant locations through its wholly-owned subsidiaries:  Death & Co. Denver, LLC, Death & Co. East Village, LLC, Death & Co. Los Angeles, LLC, and Gin & Luck Maine LLC. Death & Co East Village LLC opened on December 31, 2007 in New York. Death & Co Denver opened on May 5, 2018, and Death & Co Los Angeles opened on December 21, 2019, Gin & Luck Maine LLC opened on July 3rd, 2022. Its additional wholly-owned subsidiaries include Death & Co. Proprietors, LLC, which licenses “Death & Co.” branding and intellectual property, and Proprietors, LLC, which provides consulting, marketing and management services to its affiliates as well as to bars, restaurants and hotels worldwide; and G&L Hotel Holdings, LLC, which was formed to make investments in hotel properties.

On November 9, 2018, in order to align common ownership interests and company management under one parent company, the various members of Death & Co. Denver, LLC, Death & Co. East Village, LLC, Death & Co. LA, LLC, Death & Co. Proprietors, LLC, and Proprietors, LLC contributed their ownership in those entities in exchange for ownership interests in Gin & Luck, LLC. Gin & Luck, LLC issued 9,999,999 ownership units in the combination. No other consideration was exchanged. As common control acquisitions, the assets and liabilities of the acquired entities were acquired at historical cost, and the financial statements are presented as if the acquisitions had occurred at the beginning of the first period presented.

On October 8, 2020, Gin & Luck LLC converted to a Delaware corporation and exchanged its members equity units to shares of stock in the corporation.

The company receives revenues from the following:

•	bar and restaurant sales from the Death & Co locations,
•	consulting and management fees from Proprietors,
•	and merchandise sales from the Death & Co online retail marketplace.

The company’s revenues consist of sales at its bars, consulting and management fees, and merchandise sales. Revenues are presented net of complimentary discounts and sales taxes. Sales tax collected is included in other accrued expenses until the taxes are remitted to the appropriate taxing authorities. Revenues from bar and restaurant sales are recognized when payment is tendered at the point of sale. Consulting and management fee revenue is recognized as services are rendered or upon achievement of performance milestones as specified within the agreement. Revenues from the online retail market is recorded when the merchandise is shipped to a customer.

Results of Operations

Year ended December 31, 2021 Compared to Year ended December 31, 2020

The following table presents, for the periods indicated, information from our consolidated statements of income expressed as percentages of change from the fiscal year ended December 31, 2020 (“Fiscal 2020”) to the fiscal year ended December 31, 2021 (“Fiscal 2021”).

Revenues	2021	2020
Bar and restaurant sales	$6,663,316	$2,834,025
Consulting and management fees	208,268	495,885
Merchandise sales	437,757	361,612
Other revenue	60,601	11,250

Total Revenues	7,369,942	3,702,772

Cost of Goods Sold	1,917,385	974,709

Gross Profit	$5,452,557	$2,728,063

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Revenues represent three segments, the sale of food and beverages at our Death & Co locations, consulting and management fees from Proprietors, and merchandise sales from the Death & Co retail marketplace.

Bar and restaurant sales were greatly affected by the COVID-19 pandemic in 2020 when the company saw a significant decrease in compared with 2019. In Fiscal 2021, sales rebounded, a 235% increase, to $6,663,316 compared with $2,834,025 in Fiscal 2020 given that after forced closing of all locations, in July of 2020, the three bar and restaurant locations had partially re-opened outdoors and offered to-go food and beverage service but by the end of May 2021, all three location were fully opened and operational for indoor service.

Consulting and management fees decreased by 40% to $202,268 for Fiscal 2021 compared to $495,885 for Fiscal 2020. This was due to the intentional slow down of our consulting work to better focus on our owned work.

Merchandise sales increased by 21%, to $437,757 in Fiscal 2021 from $361,612 in Fiscal 2020. This was due to the expansion of our product lines, website optimization, and better marketing.

Cost of goods consists of all of the raw materials that go into creating our products. During this period costs of goods increased 197% to $1,917,385 in Fiscal 2021 from $974,709 due to a steady return of business, but also due to continued pressures from tight supply lines and price inflation from both raw products as well as fabricated items.

Accordingly gross margins remained relatively consistent at 74%.

Operating Expenses	2021	2020
Salaries, wages and benefits	$4,736,399	$3,140,194
Occupancy expenses	688,089	578,247
Operating expenses	2,437,982	1,477,689
Expense reimbursements	(56,673)	(94,749)

Total Operating Expenses	$7,805,797	$5,101,381

Operating expenses consist of salaries and benefits, occupancy expenses, supplies and materials, research and development costs, professional fees, general and administrative, and pre-opening expenses. Operating Expenses from Fiscal 2020 to Fiscal 2021 increased by 60.0% due to the end of government mandated shutdown of operations due to the COVID-19 pandemic from and the fact that since May 2021, all of our locations have been operational for indoor and outdoor service. The primary drivers of the decrease were:

•	A 51%, or $1,596,205, increase in salaries, wages and benefits due to the return to normal business operations and increase Post-Covid demand.
•	A 19%, or $109,842, increase in occupancy expenses due to the return to normal business operations and increase Post-Covid demand.
•	A 65%, or $960,293, increase in operating expenses as the doors were able to reopen in full, fully staffed and full operational expenses returned.

Other Income (Expenses)	2021	2020
Loan forgiveness income	$968,004	$–
Interest expense	(64,749)	(30,631)
Loss from investments in joint ventures	(19,864)	–
Other income (expense)	(96,490)	6,000

Total Other Income (Expenses)	$786,901	$(24,631)

The Company Other Income (Expenses) increased by 65% from Fiscal 2020 to Fiscal 2021. The increase was primary related to $968,004 in loan forgiveness income related to loans granted Paycheck Protection Program (PPP) loans.

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Liquidity and Capital Resources

Our corporate financial objectives are to maintain a sufficiently strong balance sheet to support our operating initiatives and unit growth while maintaining financial flexibility to provide the financial resources necessary to protect and enhance the competitiveness of our bars and restaurants and to provide a prudent level of financial capacity to manage the risks and uncertainties of conducting our business operations under various economic and industry cycles. Our ongoing capital requirements are principally related to our bar and restaurant expansion plans, ongoing maintenance of our facilities, and investment in our corporate infrastructures. We obtained capital from our ongoing operations, business loan, and capital contributions from stockholders.

During Fiscal 2021, our cash and cash equivalents increased from $683,351 in Fiscal 2020 to $1,913,920. This increase is primarily attributable to the equity raise and Covid related loans.

Indebtedness

In March and May 2021, the Company was granted Paycheck Protection Program (PPP) loans from J.P. Morgan Chase in the aggregate amount of $1,378,433, pursuant to the Consolidated Appropriations Act of 2021, which was enacted on December 27, 2020. The loans bear interest at a rate of 0.98% per annum, payable monthly commencing on April 1, 2022. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds as of December 31, 2021 totaled $1,290,019. Loan proceeds not used for qualified expenses totaled $88,414.

In May 2020, the Company was granted PPP loans from J.P. Morgan Chase in the aggregate amount of $1,289,370, pursuant to the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which was enacted on March 27, 2020. The loans bear interest at a rate of 0.98% per annum, payable monthly commencing on August 1, 2021. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds as of December 31, 2021 and 2020 totaled $1,047,435 and $354,708, respectively. Loan proceeds not used for qualified expenses totaled $241,935. Currently, the Company does not have any outstanding PPP applications.

During August and September 2020, the Company was granted loans from the U.S. Small Business Administration in the aggregate amount of $317,500 pursuant to the Economic Injury Disaster Loans (“EIDL”) Program of the CARES Act. On August 13, 2020, Proprietors LLC was granted an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 13, 2050 and bears interest at a rate of 3.75% per annum, payable monthly commencing on August 14, 2021. On August 14, 2020, Death & Co East Village LLC was granted an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 14, 2050 and bears interest at a rate of 3.75% per annum, payable monthly commencing on August 14, 2021. On August 27, 2020, Death & Co LA LLC was granted an EIDL loan from the SBA in the amount of $17,500. The loan matures on August 27, 2050 and bears interest at a rate of 3.75% per annum, payable monthly commencing on August 27, 2021. Gin & Luck received a $6,000 advance on the EIDL from the SBA on April 13, 2020. The advance received is 100% forgivable if the remaining portion of the Gin & Luck loan is not awarded, as of December 31, 2020 the application remained in process for approximately $213,000. No portion of the EIDL is forgivable. The Company does not have any additional outstanding EIDL applications at present.

In addition, the Company applied for a grant from the Small Business Administration's Restaurant Revitalization Fund in the aggregate amount of $2,585,964.

On February 28, 2020, the Company was granted a loan from a stockholder in the amount of $100,000 at an interest rate of 4% per annum, payable in full on May 31, 2020. Due to the COVID-19 pandemic, the loan was amended on July 23, 2020 to mature on May 31, 2021 with an option for an additional extension to mature on May 31, 2022. The first extension carries an interest rate of 4% per annum for the period between February 28, 2020 to May 31, 2020 and 6% per annum for the period from June 1, 2020 to May 31, 2021. The optional extension carries an interest rate of 11% per annum for the period from June 1, 2021 to May 31, 2022. The optional extension was exercised in June 2021.

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Trend Information

Since the end of these financial statements the company has continued to expand, including opening the Maine location which began receiving revenues in July 2022.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

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Item 3.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth the name and position of each of our current executive officers, directors and significant employees.

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
David Kaplan	Chief Executive Officer	40	From Oct 2018	FT
Alex Day	Chief Operating Officer	39	From Oct 2018	FT
Devon Tarby	VP of Concept & Programming	38	From Oct 2018	FT

Directors:
David Kaplan	Director	40	From Oct 2018
Alex Day	Director	39	From Oct 2018
Devon Tarby	Director	38	From Oct 2018
Ravi Lalchandani	Director	48	From Oct 2018
Leland O’Connor	Director	34	From Dec 2018
William Spurgeon	Director	57	From Dec 2018

David Kaplan, Chief Executive Officer (CEO)

David has worked in the hospitality business since the age of 13. In the summer of 2006, at 24 years old, he opened Death & Company, a cocktail bar in the East Village of Manhattan, with his partner Ravi DeRossi. At the 2010 Tales of the Cocktail Spirited Awards Death & Co won American’s Best Cocktail Bar and World’s Best Cocktail Menu. Shortly after opening Death & Co David formed the hospitality consulting and management company Proprietors LLC with Alex Day and Devon Tarby. Proprietors LLC has opened over 50 bars and restaurants all over the country and abroad for clients of all sizes. Death & Co: Modern Classic Cocktails, written by David, Alex Day and Nick Fauchald, was published on October 7th, 2014 and has become one of the best-selling cocktail books of all time. Their second book, Cocktail Codex: Fundamentals, Formulas, Evolutions hit shelves October 30th, 2018 to rave reviews and won both a James Beard Award for Book of the Year in 2019 and a Spirited Award and the 2019 Tales of The Cocktail for Best Cocktail Book. In May of 2018, the group opened Death & Co Denver, a multi-faceted food and beverage destination within The Ramble Hotel. Their most recent property, Death & Co LA, opened November 2019. David runs the collective companies as CEO of Gin & Luck with his operating partners Alex and Devon.

Alex Day, Chief Operating Officer (COO)

Originally a bartender in Death & Co’s early days, Alex became an owner in 2010. Since then, he has co-formed various businesses in partnership with David Kaplan and Devon Tarby, including the global hospitality consulting company, Proprietors LLC, as well as the notable cocktail bars Nitecap, Honeycut, The Normandie Club, The Walker Inn, and Death & Co Denver. In the process, Alex has trained hundreds of bartenders, designed dozens of bars, and along the way, has fallen deeply in love with the process of turning the idea of a bar into a reality. Alex focuses primarily on company operations, planning, and logistics, process improvement, design, and systems. Passionate about education, he is a regular speaker at industry conferences and specialized events, as well as a contributor to various publications as a writer and expert commentator. Alex is the co-author of Death & Co: Modern Classic Cocktails, the James Beard and Spirited Award-winning book, Cocktail Codex: Origins, Fundamentals, Formulas, and the forthcoming Death & Co: Welcome Home (November, 2021). Alex lives in Portland, Maine with his husband, Andrew.

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Devon Tarby,  VP of Concept & Programming

Devon Tarby is the Chief Services Officer at Proprietors LLC, a full-service hospitality firm that owns, operates, and consults on a myriad of projects within the beverage sphere. She began her career as a bartender at world-renowned cocktail bar The Varnish, located in Downtown Los Angeles. There she met her now partners David Kaplan and Alex Day of famed New York City cocktail bar, Death & Co. Over the last ten years, Devon and her partners have consulted on over two dozen bar openings and beverage programs both in the US and abroad. In 2014, Devon was named Star Chefs Rising Star Bartender for her work on the opening menu at Honeycut (Los Angeles, CA). In addition to leading all aspects of consulting work for the company, Devon also directs training, education and beverage development for clients. Devon lives in Los Angeles, CA.

Ravi Lalchandani, Director

Ravi is a veteran of the New York City hospitality industry, owning and operating dozens of critically-acclaimed venues since 2006. The New York Times has called him the “New York stealth bar owner and restaurateur” and Ravi’s bars and restaurants have been featured in hundreds of thousands of national, international and local publications, received acclaim for their impact on cocktail culture and two of his establishments have published cocktail books. A vegetarian-turned-vegan himself, Ravi holds a deep affection for all animals, and has been an outspoken voice on animal rights issues. His nonprofit BEAST Foundation and shift to plant based ventures has warranted both local and national applause, receiving an award from PETA for his efforts.

Leland O’Connor, Director

Leland O’Connor is the Managing Partner of City Line Advisors. Previously served as Senior Vice President of AR Capital, executing over $20 billion in capital markets and M&A transactions, including the sale of American Realty Capital Trust to Realty Income (NYSE: O) and the sale of American Realty Capital Healthcare Trust to Ventas (NYSE: VTR). Serves on the board of Gin and Luck Inc. and FemmyCycle. Leland received a BA from Johns Hopkins University.

William Spurgeon, Director

Bill Spurgeon became Executive Vice President of Fuel Sales and Marketing for Motiva Enterprises LLC in June 2014. He is responsible for sales and marketing fuels and base oils, branded and unbranded fuels, and innovative applications to dramatically change customer experiences via technology. Bill grew up in Colorado and attended the University of Colorado, earning a Bachelor of Science degree in Finance in 1988. He started a long career in the energy industry Shell that same year, working in a variety of financial, administrative, sales, marketing, director support, joint ventures, portfolio, strategy, and leadership roles. Bill has worked extensively overseas while living in London and subsequently Tokyo. Bill became a fan of Death & Co on a trip to Denver in 2018, shortly thereafter meeting the founders and falling in love with the passion, the integrity, the concept, and the brand. Bill is currently the largest outside investor and sits on the board of Gin & Luck. Bill currently resides in Houston.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2021, we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
David Kaplan	Chief Executive Officer/Director	110,250	47,250	157,500
Alexander Day	Chief Operating Officer	110,250	47,250	157,500
Devon Tarby	VP of Concept & Programming	105,000	31,500	136,500

Other than cash compensation, no other compensation was provided to the executive officers of the Company for their services to the Company in such capacities. In addition, no directors of the Company have received compensation from the Company for their services as directors of the Company.

11

Item 4.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The tables below show, as of December 31, 2021, the  security ownership of the company’s directors, executive officers owning 10% or more of the company’s voting securities and other investors who own 10% or more of the company’s voting securities.

Name and address of beneficial owner (1)	Title of class (2)	Amount and nature of beneficial ownership (3)	Amount and nature of beneficial ownership acquirable	Percent of class (4)
David Kaplan	Common Stock	2,936,293 shares of Class A Common Stock	-0-	20.83 % of Common Stock
Alexander Day	Common Stock	1,674,985 shares of Class A Common Stock, 1,707,035 shares of Class B Common Stock	-0-	24 % of Common Stock
Ravi Lalchandani	Common Stock	1,892,156 shares of Class A Common Stock, 903,570 shares of Class B Common Stock	-0-	19.84 % of Common Stock
Devon Tarby	Common Stock	311,512 shares of Class A Common Stock, 414,397 shares of Class B Common Stock, 164,369 shares of Class C Common Stock	-0-	6.32 % of Common Stock
Little Hands Play Café Inc. (5)	Common Stock	2,228,628 shares of Class A Common Stock	-0-	15.81 % of Common Stock
Leland O’Connor	Common Stock	534,167 shares of Class C Common Stock	-0-	3.79 % of Common Stock
Officers and directors as a group	Common Stock and Series A Preferred Stock	6,814,946 shares of Class A Common Stock, 3,025,002 shares of Class B Common Stock, 698,536 shares of Class C Common Stock, 1,137,528 shares of Series A Preferred Stock	-0-	74.77% of Common Stock 37.15% of Series A Preferred Stock
William D. Spurgeon Living Trust dated June 6, 2013(6)	Series A Preferred Stock	1,137,528 shares of Series A Preferred Stock	-0-	37.15% of Series A Preferred Stock

_________________________

(1)	The address for all the executive officers and directors is c/o Gin & Luck, Inc., 3756 W. Avenue 40, Suite K #278, Los Angeles, CA 90065
(2)	For the purposes of the beneficial ownership table, Class A Common Stock, Class B Common Stock and Class C Common Stock are all treated as being part of one single class of Common Stock (“Common Stock”).
(3)	Assumes that all shares are fully vested and no longer subject to repurchase by the company
(4)	Percent of class calculations are based on 14,093,221 shares of Common Stock outstanding and 3,061,653 shares of Series A Preferred Stock outstanding as of as of February 19, 2021.
(5)	Little Hands Play Café Inc. is a New York Corporation owned by David Kaplan, Craig Manzino, and Ravi Lalchandani. David Kaplan is the majority owner of Little Hands Play Café Inc, and as its president may bind the company. Little Hands Play Café Inc’s address is 225 West 34th Street #2000, New York, NY 10122.
(6)	William D. Spurgeon Living Trust dated June 6, 2013 is a trust created for the benefit of William D. Spurgeon’s children. William D. Spurgeon is the Trustee of the trust. William D. Spurgeon is on the company’s Board of Directors.

12

Item 5.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The company has contracted Jenna Gerbino, an outside contractor, for Public Relations Services for Gin & Luck, Proprietors and Death & Co. Jenna Gerbino is the spouse of David Kaplan. Pursuant to the contract dated January 1, 2021, Ms. Garbino will perform 50-90 hours per month marketing services for the company for monthly fees determined on a sliding scale. Initially, Ms. Gerbino will receives a monthly retainer of $6,000. The contract is current and renews annually.

The company has contracted AAmp Studio, an outside contractor, for design work on Death & Co LA. Andrew Ashey is a partner at AAmp and the spouse of Alexander Day. The company entered into a contract with AAmp Studio for design services for the Death & Co LA location on June 19, 2018. The base fee of $48,000 invoiced monthly based on estimated percent of phased completion of the scope of work as outlined in the agreement. Additional services beyond the base fees were billed at $150 per hour for Lead Designer and $85 per hour billed for Junior Designer. The total amount paid for services on this contract amounted to $69,304. The contract was fulfilled on March 2, 2020.

As of December 31, 2021 and 2020, accounts payable includes $137,530 and $91,012, respectively, for shared labor and event fees due to a hotel in which the Company operates.

On February 28, 2020, the company was granted a loan from a stockholder and director, William Spurgeon, in the amount of $100,000 at an interest rate of 4% per annum, payable in full on May 31, 2020. Due to the COVID-19 pandemic, the loan was amended on July 23, 2020 to mature on May 31, 2021 with an option for an additional extension to mature on May 31, 2022. The first extension carries an interest rate of 4% per annum for the period between February 28, 2020 to May 31, 2020 and 6% per annum for the period from June 1, 2020 to May 31, 2021. The optional extension carries an interest rate of 11% per annum for the period from June 1, 2021 to May 31, 2022. The optional extension was exercised in June 2021. The loan has since been repaid in full.

The Company, through its subsidiary Proprietors, LLC, provides consulting, marketing and management services to entities that are related to the Company’s  management through common ownership. Revenue received from related parties totaled $0 and $15,238 for the years ended December 31, 2021 and 2020, respectively.

Item 6. Other Information

None.

13

Item 7.

FINANCIAL STATEMENTS

GIN & LUCK, INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS THEN ENDED

Together With

Independent Auditor’s Report

14

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Management of Gin & Luck, Inc. Los Angeles, California

Opinion

We have audited the consolidated financial statements of Gin & Luck, Inc. (“the Company”) (a Delaware corporation), which comprise the consolidated balance sheets as of December 31, 2021 and 2020 and the related consolidated statements of operations, stockholder’s equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Gin & Luck, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Gin & Luck, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Gin & Luck, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

15

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Gin & Luck, Inc.’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Spokane, Washington

March 29, 2023

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GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2021 AND 2020

Assets	2021	2020
Current Assets
Cash	$1,910,920	$655,276
Restricted cash	2,362	28,075
Accounts receivable, net	272,657	225,359
Inventories, net	264,378	189,384
Prepaid expenses	71,716	–
Total Current Assets	2,522,033	1,098,094
Property and Equipment, net	1,708,704	1,469,712

Other Assets
Liquor licenses, net	141,277	152,144
Deposits	77,170	89,412
Investments in joint ventures	121,051	–
Total Other Assets	339,498	241,556
Total Assets	$4,570,235	$2,809,362

Liabilities and Stockholders' Equity

Current Liabilities
Accounts payable	$889,966	$725,554
Accrued expenses	322,180	113,894
Sales taxes payable	238,500	90,948
Gift certificate and customer deposit liabilities	–	12,757
Current portion of long-term debt	57,877	210,812
Deferred revenue	37,750	12,500
Deferred rent	271,909	89,848
Total Current Liabilities	1,818,182	1,256,313

Long-Term Liabilities
Loan payable, stockholder	100,000	100,000
Long-term debt, net of current portion	1,864,539	1,395,858
Total Long-Term Liabilities	1,964,539	1,495,858
Total Liabilities	3,782,721	2,752,171

Commitments and Contingencies (Notes 8 and 10)

Stockholders' Equity
Preferred stock, $.0001 par value:
Series A preferred stock: 3,061,653 shares authorized,issued and outstanding	306	306
Series B preferred stock: 6,598,484 shares authorized; 2,752,789 and no shares issued and outstanding, respectively	275	–
Common stock, $.0001 par value:
Class A common stock: 9,999,999 shares authorized, issued and outstanding	1,000	1,000
Class B common stock: 3,025,000 shares authorized, issued and outstanding	303	303
Class C common stock: 1,068,220 shares authorized, issued and outstanding	107	107
Additional paid-in capital - common stock	6,135,196	3,829,286
Accumulated deficit	(5,349,673)	(3,773,811)
Total Stockholders' Equity	787,514	57,191
Total Liabilities and Stockholders' Equity	$4,570,235	$2,809,362

The accompanying notes are an integral part of these financial statements.

17

GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021		2020

Revenues
Bar and restaurant sales	$6,663,316	90.5%	$2,834,025	76.5%
Consulting and management fees	208,268	2.8	495,885	13.4
Merchandise sales	437,757	5.9	361,612	9.8
Other revenue	60,601	0.8	11,250	0.3
Total Revenues	7,369,942	100.0	3,702,772	100.0

Cost of Goods Sold	1,917,385	26.0	974,709	26.3

Gross Profit	5,452,557	74.0	2,728,063	73.7

Operating Expenses
Salaries, wages and benefits	4,736,399	64.3	3,140,194	84.8
Occupancy expenses	688,089	9.3	578,247	15.6
Operating expenses	2,437,982	33.1	1,477,689	39.9
Expense reimbursements	(56,673)	(0.8)	(94,749)	(2.5)

Total Operating Expenses	7,805,797	105.9	5,101,381	137.8

Loss from Operations	(2,353,240)	(31.9)	(2,373,318)	(64.1)

Other Income (Expenses)
Loan forgiveness income	968,004	13.1	–	–
Interest expense	(64,749)	(0.9)	(30,631)	(0.8)
Loss from investments in joint ventures	(19,864)	(0.3)	–	–
Other income (expense)	(96,490)	(1.3)	6,000	0.1

Total Other Income (Expenses)	786,901	10.6	(24,631)	(0.7)

Net Loss Before Income Taxes	(1,566,339)	(21.3)	(2,397,949)	(64.8)

Income Taxes	9,523	0.1	14,351	0.3

Net Loss	$(1,575,862)	(21.4)%	$(2,412,300)	(65.1)%

Basic and Diluted Net Loss per Share	$(0.079)		$(0.141)

The accompanying notes are an integral part of these financial statements.

18

GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

		Par Value
					Preferred	Preferred	Additional
	Number of	Common Stock			Stock	Stock	Paid in	Accumulated
	Shares	Class A	Class B	Class C	Series A	Series B	Capital	Deficit	Total

Balance December 31, 2019	16,086,654	1,000	303	–	306	–	3,160,903	(1,361,511)	1,801,001

Stock Issued for Services Rendered	1,068,220	–	–	107	–	–	668,383	–	668,490

Net Loss	–	–	–	–	–	–	–	(2,412,300)	(2,412,300)

Balance December 31, 2020	17,154,874	$1,000	$303	$107	$306	–	$3,829,286	$(3,773,811)	$57,191

Stock Issued
Issued for cash, net of offering costs	2,752,789	–	–	–	–	275	1,850,310		1,850,585
Issued for services rendered	–	–	–	–	–	–	455,600		455,600

Total Stock Issued	2,752,789	–	–	–	–	275	2,305,910		2,306,185

Net Loss	–	–	–	–	–	–	–	(1,575,862)	(1,575,862)

Balance December 31 2021	19,907,661	$1,000	$303	$107	$306	275	$6,135,196	$(5,349,673)	$787,514

The accompanying notes are an integral part of these financial statements.

19

GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Cash Flows from Operating Activities:
Net loss	$(1,575,862)	$(2,412,300)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock compensation	455,600	668,490
Bad debt expense	47,129	–
Depreciation and amortization	178,162	166,423
Loan forgiveness income	(968,004)	–
Loss from investments in joint ventures	19,864	–
Change in:
Accounts receivable	(94,427)	68,520
Inventories	(74,994)	45,758
Prepaid expenses	(71,716)	–
Deposits	12,242	(13,742)
Accounts payable	164,412	164,446
Accrued expenses	208,286	(191,462)
Sales taxes payable	147,552	26,430
Gift certificate and customer deposit liabilities	(12,757)	(46,353)
Deferred revenue	25,250	(60,167)
Deferred rent	182,061	25,460

Net Cash Used in Operating Activities	(1,357,202)	(1,558,497)

Cash Flows from Investing Activities:
Purchases of property and equipment	(356,287)	(208,022)
Investments in joint ventures	(140,915)	–
Net Cash Used in Investing Activities	(497,202)	(208,022)

Cash Flows from Financing Activities:
Proceeds from long-term debt	1,378,433	1,606,670
Principal payments on long-term debt	(144,683)	–
Proceeds from loan payable, stockholder	–	100,000
Proceeds from sale of common stock	1,850,585	–
Net Cash Provided by Financing Activities	3,084,335	1,706,670
Net Decrease in Cash and Restricted Cash	1,229,931	(59,849)
Cash and Restricted Cash - Beginning	683,351	743,200
Cash and Restricted Cash - Ending	$1,913,282	$683,351

Cash paid during the year for:

Interest	$64,749	$30,631
Income taxes	$9,523	$14,351

Non-cash investing and financing activity:
Purchases of equipment financed by a note payable	$50,000	$–

The accompanying notes are an integral part of these financial statements.

20

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Gin & Luck, Inc. and Subsidiaries (the Company) is presented to assist in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management, who is responsible for their integrity and objectivity.

Nature of Business

Gin & Luck, LLC was formed as a Delaware Limited Liability Company (LLC) on June 9, 2017. It is headquartered in Los Angeles, California, and as of December 31, 2021, operates four bar and restaurant locations through its wholly-owned subsidiaries: Death & Co. Denver, LLC, Death & Co. East Village, LLC, Death & Co. Los Angeles, LLC, and Gin & Luck Maine LLC. Its additional wholly-owned subsidiaries include Death & Co. Proprietors, LLC, which licenses “Death & Co.” branding and intellectual property, and Proprietors, LLC, which provides consulting, marketing and management services to its affiliates as well as to bars, restaurants and hotels worldwide; and G&L Hotel Holdings, LLC, which was formed to make investments in hotel properties.

Basis of Presentation

The accompanying consolidated financial statements are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). All significant intercompany transactions and balances have been eliminated in consolidation.

Conversion to Corporation

On October 8, 2020 Gin & Luck LLC converted to a corporation and exchanged its members equity units to shares of stock in the corporation (Note 5). The financial statements are presented on a retroactive basis as if the conversion had occurred as of the beginning of the period presented.

Cash

Cash consists of amounts on deposit at financial institutions with a maturity date of less than three months. At times, balances held by the financial institutions may exceed the Federal Deposit Insurance Corporation limit of $250,000. The Company has not experienced any losses related to cash balances, and does not believe significant credit risk exists with respect to cash at December 31, 2021 or 2020.

Restricted cash consists of funds raised on behalf of employees to assist with the effects of the COVID-19 pandemic (Note 10).

Accounts Receivable

Receivables, net of the allowance for doubtful accounts, represent their estimated net realizable value. Provisions for doubtful accounts are recorded based on historical collection experience and the age of the receivables. Receivables are written off when they are deemed uncollectible. Based on management’s evaluation of accounts receivable, no allowance for doubtful accounts has been recorded at December 31, 2021 and 2020.

21

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Inventories

Inventories, consisting predominantly of food, liquor, and other beverages, are stated at the lower of cost (measured on the first-in, first-out basis) or net realizable value. The Company regularly evaluates its inventory and reserves for obsolete or slow-moving items. Based on management’s evaluation of inventory, no allowance for obsolete inventory has been recorded at December 31, 2021 or 2020.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets, ranging from five to fifteen years.

Liquor Licenses

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. Annual liquor license renewal fees are expensed over the renewal term. The costs of purchasing transferable liquor licenses are capitalized as intangible assets and amortized over a period of fifteen years. Liquor licenses are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Management determined there was no occurrence of an event or circumstance that could trigger impairment for the years ended December 31, 2021 or 2020.

Investments in Joint Ventures

The Company uses the equity method of accounting for its investments in joint ventures. Under the equity method, investments are carried at cost and increased or decreased by the Company’s pro-rata share of earnings or losses. The carrying cost of the investments is also increased or decreased to reflect additional contributions or distributions of capital. Any difference in the book equity and the Company’s pro-rata share of the net assets of the investment will be reported as gain or loss at the time of the liquidation of the investment. It is the Company’s policy to record losses in excess of the investment if the Company is committed to provide financial support to the investee.

22

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Revenue Recognition

In May 2014, FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). The amount of revenue to be recognized reflects the consideration to which the Company is entitled to receive in exchange for the goods or services delivered. To achieve this core principle, the Company applies the following five steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation. The Company adopted the guidance in ASU 2014-09 retrospectively beginning with the year ended December 31, 2019.

The Company’s revenues consist of sales at its bars, consulting and management fees, and merchandise sales. Revenues from bar and merchandise sales are recognized when payment is tendered at the point of sale and are presented net of complimentary discounts and sales taxes. Sales tax collected is included in other accrued expenses until the taxes are remitted to the appropriate taxing authorities.

Based on the guidance in ASU 2014-09, the Company has identified a single performance obligation in its consulting and management fee contracts and recognizes revenue from these contracts as the performance obligation is settled over time. Payments received in excess of fees owed for services are recorded as deferred revenue. Deferred revenue as of December 31, 2021 and 2020 was $37,750 and $12,500, respectively.

The Company recognizes a liability upon the sale of gift cards and recognizes revenue when these gift cards are redeemed. Based on historical redemption patterns, management can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as “breakage.” Breakage is recognized over a three-year period in proportion to historical redemption trends and is classified as revenues in the consolidated statements of operations. Breakage was considered to be immaterial for the years ended December 31, 2021 and 2020. Incremental direct costs related to gift card sales, including commissions and credit card fees, are deferred and recognized in earnings in the same pattern as the related gift card revenue. There were no changes to our accounting for gift card revenue and related costs upon adoption of the new revenue recognition standard.

Advertising

Advertising is expensed as incurred. Advertising expense for the years ended December 31, 2021 and 2020 was $72,323 and $23,657, respectively.

Pre-Opening Costs

The Company’s pre-opening costs are generally incurred beginning four to six months prior to a location opening and typically include restaurant employee wages and related expenses, general and administrative expenses, promotional costs associated with the location opening and rent, including any non-cash rent expense recognized during the construction period. Pre-opening costs are expensed as incurred.

23

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
•	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
•	Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Offering Costs

Costs associated with the offering of the Company’s securities are recorded as a reduction of additional paid-in capital received. Offering costs for the years ended December 31, 2021 and 2020 were $439,768 and $0, respectively.

Income Taxes

As of December 31, 2019, the Company was an LLC which was treated as a partnership for federal and state income tax purposes, and therefore, the Company did not incur federal income taxes at a company level. Instead, its earnings and losses were passed through to the members and included in the calculation of the members’ tax liability. However, the Company was subject to certain state income taxes and fees imposed by the states in which the Company conducts business. In addition, the Company was subject to a California fee based on its annual gross revenue.

On October 8, 2020, the Company converted from an LLC to a corporation (Note 5) and pays income taxes at the corporate level beginning with the year ending December 31, 2020.

The Company applies the provisions of FASB ASC 740, Income Taxes. FASB ASC 740 prescribes a threshold for financial recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters, such as de-recognition, interest and penalties, and disclosure. The Company evaluates uncertain tax positions by considering the tax years subject to potential audit under state and federal income tax law and identifying favorable tax positions that do not meet the threshold of more likely than not to prevail if challenged by tax authorities that would have a direct impact on the Company as opposed to an impact to the owners. The Company has determined that there are no uncertain tax positions that would have a material effect on the consolidated financial statements as of December 31, 2021 or 2020. No income tax examinations are currently pending.

24

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record an ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. In April 2020, FASB delayed implementation of ASU 2014-09 until years beginning after December 15, 2021. The Company is currently in the process of evaluating the potential impact of this new guidance.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.

2.	PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2021 and 2020 consists of the following:

	2021	2020
Leasehold improvements	$1,236,249	$1,176,958
Machinery and equipment	461,376	241,777
Furniture and fixtures	355,728	228,331
	2,053,353	1,647,066
Less accumulated depreciation	(344,649)	(177,354)
	$1,708,704	$1,469,712

Depreciation expense totaled $167,295 and $155,545 for the years ended December 31, 2021 and 2020, respectively.

In December 2021, the Company purchased substantially all of the operating assets of another hospitality business in Portland, Maine, consisting primarily of machinery, equipment, furniture and fixtures. The purchase price was $300,000, of which $250,000 was paid upon execution of the purchase agreement.

25

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

The remaining $50,000 was paid by delivery of a promissory note (Note 4). The purchase price was allocated as follows:

Machinery and equipment	$199,794
Furniture and fixtures	100,206
$300,000

3.	INVESTMENTS IN JOINT VENTURES

During 2021, the Company, through its subsidiary G&L Hotel Holdings, LLC, acquired a 50% interest in two joint ventures formed as limited liability companies to operate hospitality businesses. The other 50% interest in each limited liability company is held by the owner of a hotel in which the Company operates. The Company invested $125,000 in M/A Capital Ventures, LLC and $15,915 in Midnight Auteur, LLC.

Condensed financial information for the joint ventures as of and for the year ended December 31, 2021 is presented below:

	M/A Capital	Midnight
	Ventures	Auteur

Summary balance sheets:
Cash	$–	$6,049
Deposits and prepayments	250,000	1,053
Total assets	$250,000	$7,102

Members' equity	$250,000	$7,102

Summary statements of operations:
Revenue	$–	$–
Operating expenses	–	39,728
Net loss	$–	$(39,728)

G&L Hotel Holdings 50% share	$–	$(19,864)

4.	LOANS PAYABLE

Note Payable

In December 2021, the Company’s subsidiary, G&L Maine, LLC, received a loan in the amount of $50,000 related to a purchase of operating assets (Note 2). The note matures in December 2026 and bears interest at a rate of 4.5% per annum. The note is payable in monthly installments of $934 commencing on January 3, 2022. The note is guaranteed by Gin & Luck, Inc.

26

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Paycheck Protection Program Loans

In March and May 2021, the Company was granted Paycheck Protection Program (PPP) loans from J.P. Morgan Chase in the aggregate amount of $1,378,433, pursuant to the Consolidated Appropriations Act of 2021, which was enacted on December 27, 2020. The loans bear interest at a rate of 0.98% per annum, payable monthly commencing on April 1, 2022. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds as of December 31, 2021 totaled $1,290,019. Loan proceeds not used for qualified expenses totaled $88,414.

In May 2020, the Company was granted PPP loans from J.P. Morgan Chase in the aggregate amount of $1,289,370, pursuant to the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which was enacted on March 27, 2020. The loans bear interest at a rate of 0.98% per annum, payable monthly commencing on August 1, 2021. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds as of December 31, 2021 and 2020 totaled $1,047,435 and $354,708, respectively. Loan proceeds not used for qualified expenses totaled $241,935.

Economic Injury Disaster Loans

During August and September 2020, the Company was granted loans from the U.S. Small Business Administration (SBA) in the aggregate amount of $317,300 pursuant to the Economic Injury Disaster Loans (EIDL) Program of the CARES Act. The loans mature 30 years after inception and bear interest at a rate of 3.75% per annum, payable monthly commencing twelve months after inception. During 2021, the SBA deferred monthly repayments until 30 months from the loan’s inception. Interest will continue to accrue during the deferment. The loans may be repaid at any time prior to maturity with no prepayment penalties.

Following is a schedule of future principal payments due on the Company’s long-term debt, excluding the portion of the Company’s PPP loans for which it expects to receive forgiveness.

Year ending December 31,
2022	$57,877
2023	69,426
2024	71,580
2025	51,230
2026	17,224
Thereafter	301,806
$569,143

27

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

5.	STOCKHOLDERS’ EQUITY

Authorized and outstanding stock at December 31, 2021 consist of the following:

	Authorized	Outstanding
Series A Preferred	3,061,653	3,061,653
Series B Preferred	6,598,484	2,752,789
Common Class A	9,999,999	9,999,999
Common Class B	3,025,000	3,025,000
Common Class C	1,068,220	1,068,220
	23,753,356	19,907,661

Conversion to Corporation

On October 8, 2020, the Company converted from a Limited Liability Company (LLC) to a Delaware corporation. Each common unit was converted to one share of Class A common stock. Each profits interest unit was converted to one share of Class B or Class C common stock, depending on the profits hurdle amount in the profits interest unit grant agreement. Each Series A Preferred Unit was converted to one share of Series A preferred stock. The common stock and preferred stock issued in connection with the conversion from the LLC to corporation carry rights and privileges as provided to such class of equity in the LLC agreement.

LLC ownership units outstanding on October 8, 2020 were converted to shares of corporate stock as follows:

	LLC	Corporation
Series A Preferred	3,061,653	3,061,653
Common Class A	9,999,999	9,999,999
Profits interest Common Class B	4,093,220	3,025,000
Common Class C	–	1,068,220
	17,154,872	17,154,872

The Company’s previous limited liability company agreement (the LLC agreement) provided for three classes of membership units: common units, Series A preferred units, and profits interest units. Authorized and outstanding ownership units at December 31, 2020 consisted of the following:

28

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

	LLC		Corporation
	Authorized	Outstanding	Authorized	Outstanding
Series A Preferred	3,583,287	3,061,653	3,061,653	3,061,653
Common Class A	9,999,999	9,999,999	9,999,999	9,999,999
Profits interest Common Class B	4,788,202	3,025,000	3,025,000	3,025,000
Common Class C			1,068,220	1,068,220
	18,371,488	16,086,652	17,154,872	17,154,872

Voting Agreement and Investors’ Rights Agreement

As of December 31, 2021 and 2020, the Company’s stockholders are governed by a Voting Agreement and an Investors’ Rights Agreement. Prior to conversion to a corporation, the LLC’s unit holders were governed by the LLC agreement which contained provisions similar to the current agreements. Key provisions of the Voting Agreement and Investors’ Rights Agreement are as follows:

Board of Directors

The Company is managed by a Board of Directors (the Board) consisting of six individuals. The Company’s Chief Executive Officer is designated as a board member. Three and two board members are elected by the holders of the Company’s common and preferred stock, respectively.

Conversion Rights

Preferred shares are convertible into common shares at the option of the stockholder at any time prior to the closing of a liquidation event. As of December 31, 2021, each share of preferred stock is convertible into one share of common stock. The conversion rate is subject to adjustment for stock splits, stock dividends, or other events.

In addition, each share of preferred stock will automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, or at the election of the majority of holders of the preferred shares voting as a single class on an as-converted basis. Preferred shares convert into the same number of shares of common stock regardless of whether converted voluntarily or automatically.

Liquidation rights

In the event of a liquidation, deemed liquidation or dissolution of the Company, all holders of preferred shares will be entitled to a liquidation preference that is senior to holders of the common shares, and which will be calculated as the greater of the original price paid plus any declared but unpaid dividends, or the amount payable had all preferred shares been converted to common shares. Holders of common shares will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of any liquidation preference granted to the holders of preferred shares.

29

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Approved sale

In the event of an offer from a third party to purchase not less than 50% of the outstanding voting power of the Company, such an offer would have to be approved by the Board and a majority interest of the common and preferred stockholders, each voting as separate classes.

“Drag-along” rights

In the event of an approved sale or a deemed liquidation event, all stockholders would be required to sell a proportionate number of their shares on the same terms and conditions applicable to all other units subject to purchase.

Right of First Offer

If the Company proposes to offer or sell any new securities, the company must first offer such new securities to certain stockholders designated as major investors.

Rights of First Refusal

The Company has the right of first refusal to buy any shares offered by certain stockholders designated as key stockholders. For any portion not purchased by the Company, the stockholders designated as major investors shall have a right a first refusal to purchase those shares.

Stock-based compensation

The Board is authorized to grant profits interest shares to individuals in exchange for services performed or to be performed for the Company. The total number of shares available for issuance under the plan is 4,788,202. Such shares are intended to be profits interests, as defined by the Internal Revenue Code, and are subject to terms and conditions set forth in each share grant agreement. The grants are subject to a vesting schedule as specified in each grant agreement.

The fair value of each grant is estimated by the Company based on the price of LLC membership units purchased for cash in 2018, discounted by 50% to address illiquidity and a significant profit hurdle. No shares were granted during the year ended December 31, 2021. 1,068,220 shares were granted during the year ended December 31, 2020. Stock-based compensation expense included in salaries, wages and benefits was $455,600 and $668,490 for the years ended December 31, 2021 and 2020, respectively.

Unrecognized compensation related to unvested stock awards as of December 31, 2021 and 2020 is approximately $315,000 and $770,575, respectively. Unrecognized stock-based compensation as of December 31, 2021 is expected to be recognized within one year.

Each profits interest grant includes a profits interest hurdle for such shares on the basis of the liquidation value of the profits interest shares immediately prior to the issuance of such profits interest shares.

30

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

6.	RELATED PARTY TRANSACTIONS

As of December 31, 2021 and 2020, accounts payable includes $137,530 and $91,012, respectively, for shared labor and event fees due to a hotel in which the Company operates (Note 9).

On February 28, 2020, the Company was granted a loan from a stockholder in the amount of $100,000 at an interest rate of 4% per annum, payable in full on May 31, 2020. Due to the COVID-19 pandemic, the loan was amended on July 23, 2020 to mature on May 31, 2021 with an option for an additional extension to mature on May 31, 2022. The first extension carries an interest rate of 4% per annum for the period between February 28, 2020 to May 31, 2020 and 6% per annum for the period from June 1, 2020 to May 31, 2021. The optional extension carries an interest rate of 11% per annum for the period from June 1, 2021 to May 31, 2022. The optional extension was exercised in June 2021.

The Company, through its subsidiary Proprietors, LLC, provides consulting, marketing and management services to entities that are related to the Company’s management through common ownership. Revenue received from related parties totaled $0 and $15,238 for the years ended December 31, 2021 and 2020, respectively.

7.	SEGMENT INFORMATION

The Company’s operating segments consist of its bar and restaurant operations (Death & Co. Denver, LLC, Death & Co. East Village, LLC, and Death & Co. LA, LLC), consulting and management services (Proprietors, LLC), and merchandise sales. The operations of Gin & Luck Hotel Holdings have consisted of investments in joint ventures. Death & Co. Proprietors, LLC has no revenue, expenses, assets or liabilities as of December 31, 2021 or 2020.

Segment information is presented below:

31

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

	2021	2020
Revenues:
Bar and restaurant operations	$6,723,916	$2,834,025
Merchandise sales	437,757	361,612
Consulting and management services	208,269	507,135
	$7,369,942	$3,702,772
Income (loss) from operations:
Bar and restaurant operations	$(2,429,857)	$(1,033,966)
Merchandise sales	196,925	63,388
Consulting and management services	(120,308)	(1,402,740)
	$(2,353,240)	$(2,373,318)
Total assets:
Bar and restaurant operations	$4,406,680	$2,436,263
Investments	121,051	–
Consulting and management services	35,518	316,559
Merchandise sales	6,986	56,540
	$4,570,235	$2,809,362

8.	EARNINGS PER SHARE

Earnings per share is computed by dividing net income (loss) available to common shareholders by the number of shares of common stock outstanding as of the end of the reporting period. As of December 31, 2021 and 2020, there are no differences between basic and diluted earnings per share.

The following table sets forth the calculation of basic and diluted earnings per share as of December 31, 2021 and 2020:

	2021	2020
Net loss	$(1,575,862)	$(2,412,300)
Common shares outstanding	19,907,661	17,154,872
Basic and diluted net loss per share	$(0.079)	$(0.141)

32

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

9.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under non-cancelable operating lease agreements for bar locations. Total rent expense for the years ending December 31, 2021 and 2020 was $489,606 and $425,839, respectively, and is included in occupancy expenses in the accompanying consolidated financial statements.

The Company is also obligated under a number of non-cancelable operating lease agreements for equipment, which are not significant to the financial statements taken as a whole.

Gin & Luck, Inc.

The Company was obligated under a non-cancelable lease agreement for office space in Los Angeles, California. The lease required minimum monthly payments of $3,928. The lease expired in September 2020 and was not renewed.

Death & Co. Denver, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Denver, Colorado. The lease requires minimum monthly payments of $10,036 plus 5% of monthly sales exclusive of special event sales. The minimum monthly rent increases annually up to $12,715 as of May 1, 2027. The lease expires in April 2028 and includes two options to renew for terms of five years each.

The Company has an agreement with the hotel in which it operates, under which the hotel subsidizes certain labor expenses related to morning kitchen service staff. The hotel also oversees event scheduling for which the company provides food, beverages and labor.

As a result of the COVID-19 pandemic, all monthly rentals were waived from December 2020 to February 2021. The minimum monthly rental was deferred from March 2021 to June 2021, and 50% of the minimum base monthly rental was deferred from July 2021 to December 2021. Rental payments equal to 5% of sales, exclusive of special event sales, remain due from March 2021 through December 2021. Total deferred rent of $135,189 will be paid over the final 60 months of the lease term, commencing in May 2023.

Death & Co. East Village, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in New York, New York. The lease requires minimum monthly payments of $6,250. The minimum monthly rent increases annually up to $7,000 as of October 1, 2021. The lease expires in September 2022. This lease was renewed in August 2022 (Note 11).

As a result of the COVID-19 pandemic, monthly rentals have been reduced based on operating capacity as permitted by local health authorities. Starting in November 2020, this location was permitted to operate at 25% capacity and paid 25% of its monthly rental. By July 2021, the location was operating at 100% capacity and paid 100% of its monthly rental.

33

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Death & Co. LA, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Los Angeles, California. The lease requires minimum monthly payments of $10,521. The minimum monthly rent increases annually up to $13,728 as of October 1, 2028. The lease expires in September 2029 and includes two options to renew for terms of five years each.

As a result of the COVID-19 pandemic, 50% of the minimum monthly rental was deferred starting from September 2020 through August 2021. Total deferred rent of $136,720 will be paid over a twelve month period at a time that is yet to be determined.

Gin & Luck Maine, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Portland, Maine. The lease requires minimum monthly payments of $3,800. The minimum monthly rent increases annually up to $4,156 as of December 3, 2030. The lease expires in December 2031 and includes two options to renew for terms of five years each.

As of December 31, 2021, after lease modifications due to the COVID-19 pandemic, future minimum lease payments under the Company’s non-cancelable operating leases are estimated to be as follows:

Years ending December 31,
2022	$405,568
2023	329,155
2024	342,752
2025	351,675
2026	360,839
Thereafter	989,809
$2,779,798

34

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Legal Matters

The Company is a party to various claims, complaints, and other legal actions that have arisen from time to time in the ordinary course of business. The Company believes that the outcome of such pending legal proceedings will not have a material adverse effect on the Company’s consolidated financial condition, results of operations, or cash flows.

Death & Co. Chicago, LLC, a limited liability company, was organized on December 13, 2019 under the laws of Illinois to operate a bar in Chicago. The Company had agreed to guarantee the first three years of a lease for this location. Because of the COVID-19 pandemic, management decided not to proceed with the Chicago location for the time being. During 2021, an agreement was reached releasing the Company from the lease obligation in exchange for a settlement of $79,000 and the forfeit of its security deposit of $16,000. The settlement is payable in installments. As of December 31, 2021, $54,000 has been paid; one payment of $25,000 is due in July 2022 is included in accrued expenses on the balance sheet.

10.	COVID-19 PANDEMIC

On January 30, 2020, the World Health Organization declared an international public health emergency over the spread of the COVID-19 coronavirus.

The outbreak and responses to the virus have significantly disrupted and will continue to disrupt the Company’s business. In the United States and other regions, social distancing restrictions have been enacted. In response to the COVID-19 pandemic, the Company temporarily closed all three of its locations and shifted to an off-premise only operating model. As of June 2021, all of the Company’s locations are open for indoor and outdoor service at 100% capacity.

The COVID-19 outbreak continues to disrupt supply chains, affecting production and sales across a range of industries. The extent of the impact of COVID-19 on the operational and financial performance of the Company will depend on future developments, including the duration and spread of the outbreak, and the impact on customers, employees and vendors, all of which are uncertain and cannot be predicted.

11.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred through March 29, 2023, the date on which the consolidated financial statements were available to be issued.

Gin & Luck Maine, LLC

The Portland, Maine location opened for business in July 2022.

Capital Raise

During 2022, the Company issued 3,954,876 shares of Series C preferred stock for a total of $3,276,104, net of offering costs.

35

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Lease Commitments

The lease for Death & Co. East Village, LLC was renewed in August 2022 for an additional term of five years, terminating in September 2027. The minimum monthly rent for the extension term starts at $7,080 and increases annually up to $8,600 by the final year.

A new lease was signed for Death & Co DC on March 16, 2022 at 124 Blagden Alley NW, Washington, DC 20001 with a security deposit paid of $50,778.30. The current lease rate is $11,198.58 and increases annually up to $18,758.48 in 2032.

Gin & Luck Hotel Holdings

On March 17, 2022, G&L Hotel Holding’s JV – M/A Capital Ventures – Savannah, LLC,  purchased a vacant office building, along with a 100% construction document set of plans to convert the office building into a 44-room boutique hotel located at 132 E Broughton St, Savannah, GA 31401 (“132 E. Broughton St.”) for consideration of $6,250,000.

As of December 31, 2022, M/A Capital Ventures – Savannah, LLC is the owner/deed holder of the real estate at 132 E Broughton St. M/A Capital Ventures, LLC is the Sole Member of M/ Capital Ventures – Savannah. M/A Capital Ventures, LLC has two owners – Ramble DM Co and G&L Hotel Holdings:

o	Ramble DM Co Partner Equity Contributions: $1,356,450
o	G&L Hotel Holdings Partner Equity Contributions: $1,209,000

Equity Contributions in 2022 funded the down payment on the real estate asset, in additional to miscellaneous building overhead costs, as well as costs tied the architecture and interiors plans for the renovation. In addition, a loan for $4,516,000 was procured to assist in the acquisition of 132 E Broughton St.

36

Item 8.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation
2.2*	Bylaws
6.1	Amended and Restated Investors Rights Agreement
6.2	Amended and Restated Voting Agreement

*Previously filed

37

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles, State of California, on March 30, 2023.

Gin & Luck Inc.

By: /s/ David J. Kaplan
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

By: /s/ Wes Hamilton
Wes Hamilton, Chief Financial Officer and Principal Accounting Officer
March 30, 2023
/s/ Alex Day
Alex Day, Director
Date: March 30, 2023

/s/ Devon Tarby

Devon Tarby, Director

Date: March 30, 2023

/s/ Leland O’Connor
Leland O’Connor, Director
Date: March 30, 2023

/s/ William Spurgeon
William Spurgeon, Director
Date: March 30, 2023

38